EXHIBIT 99.1

ANNOUNCES DISMISSAL OF STATE REVENUE SERVICES OF SAO
PAULO'S CLAIM IN RESPECT OF A CERTAIN TAX DEFICIENCY NOTICE

AZOUR, Israel – March 5, 2012 – Further to Ituran Location & Control Ltd.'s ("Ituran") report on form 6-K filed on July 18, 2010 regarding the issuance of a tax deficiency notice by the State Revenue Services of São Paulo, Brazil, against Ituran's subsidiary in Brazil in the total amount of R$123,969,000 (approximately US$69.5 Million) out of which an amount of R$36,499,984 (approximately US$20.5 Million) as the principal plus an interest in the sum of R$21,325,647 (approximately US$12 Million) and penalty in the sum of R$66,143,446 (approximately US$37 Million), as detailed in the aforementioned report, Ituran Location and Control Ltd (NASDAQ: ITRN, TASE: ITRN), today announced, that the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claim and resolved in our favor.

The State of São Paulo is entitled to an administrative appeal to a full bench session at the Administrative Court and if the State of São Paulo is successful at the appeal, we are entitled to challenge the administrative court's decision in a court of law.

If the State of São Paulo is not successful at the administrative appeal, at such time as the decision of the Administrative Court becomes binding and non-appealable, we shall incur legal fees in the sum of approximately R$13 Million (approximately US$7.5 Million) of which the sum of R$2.5 Million (approximately US$1.4 Million) is already payable and is non-refundable.

We continue to maintain our position that our chances of success in defending our position are favorable.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 623,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246